SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PRG-SCHULTZ INTERNATIONAL, INC.
(Name of Issuer)
PRG-SCHULTZ INTERNATIONAL, INC.
(Name of Filing Persons)
4.75% CONVERTIBLE SUBORDINATED NOTES DUE 2006
(Title of Class of Securities)
743168 AA4 and 69357C AA5
(CUSIP Number of Class of Securities)
Clinton McKellar, Jr., Esq.
Senior Vice President, General Counsel and Secretary
PRG-Schultz International, Inc.
600 Galleria Parkway, Suite 100
Atlanta, Georgia 30339-5986
(770) 779-3900
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

B. Joseph Alley, Jr., Esq. Arnall Golden Gregory LLP 2800 One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309-3450 (404) 873-8688	Michael F. Walsh, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$125,000,000	$13,375

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all $125 million of the outstanding 4.75% convertible subordinated notes (the “Existing Notes”). The amount of the filing fee is based upon the full principal amount of the outstanding notes.

**	There is no market value for the Existing Notes. The filing fee was calculated based upon the full principal amount of the Existing Notes.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$13,375	Filing Party:	PRG-Schultz International, Inc.
Form or Registration No.:	SC TO-I	Date Filed:	February 1, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☑	Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.
	☑	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

2

Item 12. Material to be Filed as Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-99.A.5.D PRESS RELEASE ISSUED BY PRG ON FEBRUARY 22, 2006

     This Amendment No. 1 amends and supplements the Schedule TO-I filed by PRG-Schultz International, Inc., a Georgia corporation (the “Company”), on February 1, 2006 (as amended and supplemented, the “Schedule TO”) to add an additional exhibit in accordance with Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The Schedule TO relates to the Company’s offer to exchange its 11.0% Senior Notes due 2011, its 10.0% Senior Convertible Notes due 2011 and its 9.0% Senior Series A Convertible Participating Preferred Stock for any and all of its outstanding 4.75% Convertible Subordinated Notes due 2006 upon the terms and subject to the conditions set forth in the Offering Circular, dated February 1, 2006 (the “Offering Circular”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the exchange offer, copies of which were previously filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO. The exchange offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.
Item 12. Material to be Filed as Exhibits.
     Item 12 of the Schedule TO is hereby amended by adding the following:
(a)(5)(D)	Press Release issued by PRG on February 22, 2006.

3

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRG-SCHULTZ INTERNATIONAL, INC.
By:	/s/ Clinton McKellar, Jr.
	Name:	Clinton McKellar, Jr.
	Title:	Senior Vice President, General Counsel and Secretary

Dated: February 22, 2006

EXHIBIT INDEX

Exhibit
No.	Description
(a)(5)(D)	Press Release issued by PRG on February 22, 2006.